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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                       SECURITIES EXCHANGE ACT OF 1934

For the month of  November 21, 2003.
                  -----------------

Commission File Number
                       ----------------

                           DOMAN INDUSTRIES LIMITED
------------------------------------------------------------------------------
               (Translation of registrant's name into English)

      3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
------------------------------------------------------------------------------
                   (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /X/   Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934.

Yes / /   No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule l2g3-2(b): 82-________________.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               DOMAN INDUSTRIES LIMITED
                                          -------------------------------------
                                                    (Registrant)

Date   November 21, 2003                By      /s/ Philip G. Hosier
     ---------------------                -------------------------------------
                                                       (Signature)*
                                                    Philip G. Hosier
                                                Vice President, Finance

--------
*Print the name and title under the signature of the signing officer.

                  PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION SEC 1815 (11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                  THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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                  [DOMAN LOGO] DOMAN INDUSTRIES LIMITED
                               435 TRUNK ROAD
                               DUNCAN, BRITISH COLUMBIA
                               CANADA V9L 2P9

                               TELEPHONE: (250) 748-3711
                               FACSIMILE: (250) 748-6045


                             N E W S  R E L E A S E

ON BEHALF OF DOMAN INDUSTRIES LIMITED

FOR IMMEDIATE RELEASE

NOVEMBER 21, 2003 - VANCOUVER, B.C. Doman Industries Limited ("Doman") announces that its subsidiary Western Pulp Limited Partnership ("Western") has reached an agreement in principle with the Communication, Energy and Paperworkers Union of Canada Local 514 with respect to a restructuring plan for the Port Alice pulp mill. Western has developed a marketing plan which, coupled with increased capital investment and cost reductions is aimed at improving its business. Global demand for cellulose pulp is on the rise.

Western is committed to investing up to $32 million in capital and maintenance over the next five years, provided there is a cost reduction plan in place at the Port Alice pulp mill and the Government of British Columbia honors its commitment to supply 500,000 cubic meters of economically viable annual allowable cut of fiber to Doman Western. In order to help fund the capital requirements, all employees of Western will be asked to participate in a cost reduction program.

CEP is committed to supporting Doman Western in its plan provided that:

1.   hourly and salaried employees are participants in the cost reduction plan;

2. the cost reduction plan shall be limited to a maximum of $12.8 million or the cost reduction program has been in place for 2.9 years for hourly employees; and

3. the Government of British Columbia honors its commitment to supply 500,000 cubic meters of economically viable annual allowable cut of fiber to Doman Western.

ABOUT DOMAN AND WESTERN:

Western is wholly owned by Doman Industries Limited. Doman is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia.

The Port Alice Cellulose Operations, is a unique pulp mill producing specialty-dissolving pulp for global markets. Its product is a highly purified form of cellulose used in the manufacture of rayon for yarns and fabrics, cellulose ethers for binders and cosmetics, nitrocelluose for paint lacquers and munitions and cellulose acetate for filaments and cigarette filters.

THIS PRESS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG
OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN AND IN ANNUAL STATUTORY REPORT DOMAN INDUSTRIES LIMITED.


FOR FURTHER INFORMATION CONTACT:                      RICK DOMAN (250) 748-3711